Exhibit 99.2
CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2023	March 31 2024

Assets
Current assets:
Cash and cash equivalents		$370.4	$308.1
Accounts receivable	4	1,795.7	1,815.2
Inventories	5	2,106.1	1,959.2
Income taxes receivable		11.9	11.8
Other current assets	10	228.5	232.5
Total current assets		4,512.6	4,326.8

Property, plant and equipment		472.7	467.9
Right-of-use assets		154.0	180.1
Goodwill		321.7	321.5
Intangible assets		318.3	309.2
Deferred income taxes		62.5	65.5
Other non-current assets	10	48.9	46.1
Total assets		$5,890.7	$5,717.1

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	6	$51.6	$54.3
Accounts payable		1,298.2	1,388.1
Accrued and other current liabilities	5&10	1,781.3	1,516.2
Income taxes payable		64.8	65.7
Current portion of provisions		23.6	22.6
Total current liabilities		3,219.5	3,046.9

Long-term portion of borrowings under credit facility and lease obligations	6	731.2	778.4
Pension and non-pension post-employment benefit obligations		88.1	86.1
Provisions and other non-current liabilities		41.2	47.2
Deferred income taxes		42.2	47.0
Total liabilities		4,122.2	4,005.6

Equity:
Capital stock	7	1,672.5	1,671.5
Treasury stock	7	(80.1)	(95.0)
Contributed surplus		1,030.6	896.8
Deficit		(839.6)	(737.9)
Accumulated other comprehensive loss		(14.9)	(23.9)
Total equity		1,768.5	1,711.5
Total liabilities and equity		$5,890.7	$5,717.1

Commitments and Contingencies (note 11). Subsequent event (note 11).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended
		March 31
	Note	2023	2024

Revenue	3	$1,837.8	$2,208.9
Cost of sales	5	1,673.8	1,980.1
Gross profit		164.0	228.8
Selling, general and administrative expenses		77.9	65.2
Research and development		12.1	16.5
Amortization of intangible assets		10.0	10.2
Other charges, net of recoveries	8	4.6	4.8
Earnings from operations		59.4	132.1
Finance costs	6	21.7	16.5
Earnings before income taxes		37.7	115.6
Income tax expense (recovery)	9
Current		17.9	11.3
Deferred		(4.9)	2.6
		13.0	13.9
Net earnings for the period		$24.7	$101.7

Basic earnings per share		$0.20	$0.85
Diluted earnings per share		$0.20	$0.85

Shares used in computing per share amounts (in millions):
Basic		121.5	119.0
Diluted		121.6	119.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
(unaudited)

	Three months ended
	March 31
	2023	2024

Net earnings for the period	$24.7	$101.7
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(1.5)	(3.3)
Changes from currency forward derivative hedges	1.1	(6.7)
Changes from interest rate swap derivative hedges	(3.6)	1.0
Total comprehensive income for the period	$20.7	$92.7

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 7)	Treasury stock (note 7)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2023		$1,714.9	$(18.5)	$1,063.6	$(1,076.6)	$(5.7)	$1,677.7
Capital transactions:	7
Issuance of capital stock		0.1	—	(0.1)	—	—	—
Repurchase of capital stock for cancellation(b)		(15.5)	1.8	(1.9)	—	—	(15.6)
Stock-based compensation (SBC) cash settlement	7	—	—	(49.8)	—	—	(49.8)
Equity-settled SBC		—	6.4	16.1	—	—	22.5
Total comprehensive income (loss):
Net earnings for the period		—	—	—	24.7	—	24.7
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(1.5)	(1.5)
Changes from currency forward derivative hedges		—	—	—	—	1.1	1.1
Changes from interest rate swap derivative hedges		—	—	—	—	(3.6)	(3.6)
Balance -- March 31, 2023		$1,699.5	$(10.3)	$1,027.9	$(1,051.9)	$(9.7)	$1,655.5

Balance -- January 1, 2024		$1,672.5	$(80.1)	$1,030.6	$(839.6)	$(14.9)	$1,768.5
Capital transactions:	7
Issuance of capital stock		5.4	—	(1.5)	—	—	3.9
Repurchase of capital stock for cancellation(c)		(6.4)	—	(7.4)	—	—	(13.8)
Purchase of treasury stock for SBC plans (d)		—	(94.1)	—	—	—	(94.1)
SBC cash settlement		—	—	(69.0)	—	—	(69.0)
Equity-settled SBC		—	79.2	(55.9)	—	—	23.3
Total comprehensive income (loss):
Net earnings for the period		—	—	—	101.7	—	101.7
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(3.3)	(3.3)
Changes from currency forward derivative hedges		—	—	—	—	(6.7)	(6.7)
Changes from interest rate swap derivative hedges		—	—	—	—	1.0	1.0
Balance -- March 31, 2024		$1,671.5	$(95.0)	$896.8	$(737.9)	$(23.9)	$1,711.5
(a)Accumulated other comprehensive loss is net of tax.
(b)Consists of $10.6 paid to repurchase subordinate voting shares (SVS) for cancellation during the first quarter of 2023 and $5.0 accrued at March 31, 2023 for the contractual maximum spend for SVS repurchases for cancellation under an automatic share purchase plan (ASPP) executed in February 2023 for such purpose (see note 7).
(c)Consists of $16.5 paid to repurchase SVS for cancellation during the first quarter of 2024, offset in part by the reversal of $2.7 accrued at December 31, 2023 for the estimated contractual maximum quantity of permitted SVS repurchases (Contractual Maximum Quantity) under an ASPP executed in December 2023 for such purpose (see note 7).
(d)Consists of $101.6 paid to repurchase SVS for delivery obligations under our SBC plans during the first quarter of 2024, offset in part by the reversal of $7.5 accrued at December 31, 2023 for the estimated Contractual Maximum Quantity under an ASPP executed in September 2023 for such purpose (see note 7).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended
		March 31
	Note	2023	2024

Cash provided by (used in):
Operating activities:
Net earnings for the period		$24.7	$101.7
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		38.3	43.6
Equity-settled employee SBC expense	7	22.0	22.7
Total return swap fair value adjustments: losses (gains)		0.2	(31.5)
Other charges	8	—	0.7
Finance costs		21.7	16.5
Income tax expense		13.0	13.9
Other		3.3	2.0
Changes in non-cash working capital items:
Accounts receivable		133.5	(16.8)
Inventories		(53.0)	146.9
Other current assets		8.6	(10.1)
Accounts payable, accrued and other current liabilities and provisions		(129.2)	(139.6)
Non-cash working capital changes		(40.1)	(19.6)
Net income tax paid		(10.8)	(18.9)
Net cash provided by operating activities		72.3	131.1

Investing activities:
Purchase of computer software and property, plant and equipment		(33.1)	(40.4)
Net cash used in investing activities		(33.1)	(40.4)

Financing activities:
Revolving loan borrowings	6	—	285.0
Revolving loan repayments	6	—	(257.0)
Term loan repayments	6	(4.6)	(4.6)
Lease payments		(11.3)	(11.7)
Issuance of capital stock	7	—	3.9
Repurchase of capital stock for cancellation	7	(10.6)	(16.5)
Purchase of treasury stock for stock-based plans	7	—	(101.6)
Proceeds from partial total return swap settlement	10	—	32.3
SBC cash settlement	7	(49.8)	(69.0)
Finance costs paid	6	(18.7)	(13.8)
Net cash used in financing activities		(95.0)	(153.0)

Net decrease in cash and cash equivalents		(55.8)	(62.3)
Cash and cash equivalents, beginning of period		374.5	370.4
Cash and cash equivalents, end of period		$318.7	$308.1
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (referred to herein as Celestica, the Company, we, us, or our) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the quarter ended March 31, 2024 (Q1 2024 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS), in each case as issued by the International Accounting Standards Board (IASB), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as of March 31, 2024 and our financial performance, comprehensive income and cash flows for the three months ended March 31, 2024 (referred to herein as Q1 2024). The Q1 2024 Interim Financial Statements should be read in conjunction with our 2023 audited consolidated financial statements (2023 AFS), which are included in our Annual Report on Form 20-F for the year ended December 31, 2023. The Q1 2024 Interim Financial Statements are presented in United States (U.S.) dollars, which is also Celestica's functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share/per unit amounts).

The Q1 2024 Interim Financial Statements were authorized for issuance by our Board of Directors on April 24, 2024.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of global supply chain constraints), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of the Q1 2024 Interim Financial Statements included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), our measurement of deferred tax assets and liabilities, our estimated inventory write-downs and expected credit losses, and customer creditworthiness. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs, accelerated depreciation or amortization, or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.
1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Accounting policies:

Except for Amendments to IAS 1, adopted as of January 1, 2024 as described below, the Q1 2024 Interim Financial Statements are based on accounting policies consistent with those described in note 2 to our 2023 AFS.

Recently adopted accounting standards and amendments:

Classification of liabilities as current or non-current (Amendments to IAS 1)

In January 2020, the IASB issued Classification of liabilities as current or non-current (Amendments to IAS 1) to clarify how to classify debt and other liabilities as current or non-current. The amendments are effective for reporting periods beginning on or after January 1, 2024. This standard, which we adopted as of January 1, 2024, did not have a material impact on our consolidated financial statements.

Recently issued but not yet effective standards:

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. We have not yet adopted such standard and are currently assessing the impact on our consolidated financial statements.

3.           SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2023 AFS for a description of the businesses that comprise our segments, how segment revenue is attributed, how costs are allocated to our segments, and how segment income and segment margin are determined.

Information regarding the performance of our reportable segments is set forth below:

Revenue by segment:	Three months ended March 31
	2023		2024
		% of total		% of total
ATS	$792.2	43%	$767.9	35%
CCS	1,045.6	57%	1,441.0	65%
Communications end market revenue as a % of total revenue		36%		34%
Enterprise end market revenue as a % of total revenue		21%		31%
Total	$1,837.8		$2,208.9

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended March 31
	Note	2023		2024
			Segment Margin		Segment Margin
ATS segment income and margin		$34.6	4.4%	$36.2	4.7%
CCS segment income and margin		60.8	5.8%	101.2	7.0%
Total segment income		95.4		137.4
Reconciling items:
Finance costs	6	21.7		16.5
Employee stock-based compensation (SBC) expense		22.0		22.7
Total return swap (TRS) fair value adjustments: losses (gains)	7&10	0.2		(31.5)
Amortization of intangible assets (excluding computer software)		9.2		9.3
Other charges, net of recoveries	8	4.6		4.8
IFRS earnings before income taxes		$37.7		$115.6

Customers:

One customer (in our CCS segment) individually represented 10% or more of total revenue in Q1 2024 (34%). Two customers (each in our CCS segment) individually represented 10% or more of total revenue in the first quarter of 2023 (Q1 2023) (15% and 11%).

4.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
We are party to an A/R sales program agreement with a third-party bank to sell up to $450.0 in A/R on an uncommitted, revolving basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

As of March 31, 2024, we participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. Under our SFPs, the third-party banks collect the relevant A/R directly from these customers.

At March 31, 2024, we sold $11.6 of A/R (December 31, 2023 — nil) under our A/R sales program, and $65.2 of A/R (December 31, 2023 — $18.6) under the SFPs. The A/R sold under each of these programs are de-recognized from our A/R balance at the time of sale, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At March 31, 2024, our A/R balance included $247.7 (December 31, 2023 — $250.8) of contract assets recognized as revenue in accordance with our revenue recognition accounting policy.

5.             INVENTORIES
We record inventory write-downs, net of valuation recoveries, in cost of sales. Inventories are valued at the lower of cost and net realizable value. Inventory write-downs reflect the write-down of inventory to its net realizable value. Valuation recoveries reflect gains on the disposition of previously written-down inventory and favorable adjustments reflecting current and forecasted usage. We recorded net inventory write-downs of $10.3 for Q1 2024 (Q1 2023 — $13.8).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

We receive cash deposits from certain of our customers primarily to help mitigate the impact of high inventory levels carried due to the constrained materials environment, and to reduce risks related to excess and/or obsolete inventory. Such deposits as of March 31, 2024 totaled $719.4 (December 31, 2023 — $904.8), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

6.          CREDIT FACILITIES AND LEASE OBLIGATIONS

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which includes a term loan in the original principal amount of $350.0 (Initial Term Loan), a term loan in the original principal amount of $365.0 (Incremental Term Loan), and a $600.0 revolving credit facility (Revolver). The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans. In June 2023 (effective for all new interest periods for existing borrowings and all new subsequent borrowings), we amended our Credit Facility (June 2023 Amendments) to replace LIBOR with the term Secured Overnight Financing Rate (SOFR) plus 0.1% (Adjusted Term SOFR).

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature in March 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case the Incremental Term Loan and Revolver each mature in December 2026. Scheduled quarterly principal repayments under the Incremental Term Loan beyond the next four quarters and the outstanding balance under the Revolver were classified as non-current at March 31, 2024, as commitments under the Revolver are available and we have the right and ability to reserve such commitments to repay the Initial Term Loan in full, such that the maturity of the Incremental Term Loan and Revolver may be deferred to December 2026.

The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions.

Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at: (i) LIBOR for interest periods beginning prior to the June 2023 Amendments and Adjusted Term SOFR thereafter, (ii) Base Rate, (iii) Canadian Prime, (iv) an Alternative Currency Daily Rate, or (v) an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Incremental Term Loan ranges from 1.50% — 2.25% for LIBOR and Adjusted Term SOFR borrowings (as applicable) and Alternative Currency borrowings, and between 0.50% — 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range between 0.30% and 0.45% depending on our consolidated leverage ratio. As of March 31, 2024, the Initial Term Loan bears interest at Adjusted Term SOFR plus 2.125%, and the Incremental Term Loan bears interest at Adjusted Term SOFR plus 1.75%.

The Incremental Term Loan requires quarterly principal repayments of $4.5625, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875, all of which were paid in prior years. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on excess cash flow were required in 2023, or will be required in 2024. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on net cash proceeds were required in 2023, or will be required in 2024. Any outstanding amounts under the Revolver are due at maturity.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Activity under our Credit Facility during 2023 and Q1 2024 is set forth below:

	Revolver	Term loans(2)
Outstanding balances as of December 31, 2022	$—	$627.2
Amount repaid in Q1 2023 (1)	—	(4.5625)
Amount repaid in Q2 2023 (1)	—	(4.5625)
Amount repaid in Q3 2023 (1)	—	(4.5625)
Amount repaid in Q4 2023 (1)	—	(4.5625)
Outstanding balances as of December 31, 2023	$—	$608.9
Amount borrowed in Q1 2024	285.0	—
Amount repaid in Q1 2024	(257.0)	(4.5625)
Outstanding balances as of March 31, 2024	$28.0	$604.3
(1)    During each quarter in 2023, we also made intra-quarter borrowings under the Revolver and repaid such borrowings in full within the quarter borrowed, with no impact to the amounts outstanding at the relevant quarter-end. Such intra-quarter borrowings and repayments are excluded from this table. Intra-quarter borrowings (and repayments in equivalent amounts) were a cumulative aggregate of $270, $140, $200 and $281 in Q4 2023, Q3 2023, Q2 2023 and Q1 2023, respectively.
(2)    Amounts repaid in each quarter represent scheduled quarterly principal repayments under the Incremental Term Loan.

At March 31, 2024 and December 31, 2023, we were in compliance with all restrictive and financial covenants under the Credit Facility.

The following table sets forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); notional amounts under our interest rate swap agreements; and outstanding lease obligations:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 10)
	December 31 2023	March 31 2024	December 31 2023	March 31 2024
Borrowings under the Revolver	$—	$28.0	$—	$—
Borrowings under term loans:
Initial Term Loan	$280.4	$280.4	$100.0	$100.0
Incremental Term Loan	328.5	323.9	230.0	230.0
Total	$608.9	$604.3	$330.0	$330.0

Total borrowings under Credit Facility	$608.9	$632.3
Unamortized debt issuance costs related to our term loans	(2.6)	(2.2)
Lease obligations(1)	176.5	202.6
	$782.8	$832.7

Total Credit Facility and lease obligations:
Current portion	$51.6	$54.3
Long-term portion	731.2	778.4
	$782.8	$832.7
(1)These lease obligations represent the present value of unpaid lease payment obligations recognized as liabilities as of December 31, 2023 and March 31, 2024, respectively, which have been discounted using our incremental borrowing rate on the lease commencement dates. In addition to these lease obligations, we have commitments under real property leases in Richardson, Texas and in Toronto, Canada not recognized as liabilities as of March 31, 2024 because such leases had not yet commenced as of such date. A description of these leases and minimum lease obligations thereunder are disclosed in note 24 to the 2023 AFS.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

The following table sets forth, at the dates shown, information regarding outstanding L/Cs, surety bonds and overdraft facilities:

	December 31 2023	March 31 2024
Outstanding L/Cs under the Revolver	$10.5	$10.5
Outstanding L/Cs and surety bonds outside the Revolver	16.5	21.2
Total	$27.0	$31.7
Available uncommitted bank overdraft facilities	$198.5	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS agreement (TRS Agreement), our A/R sales program and the SFPs, and interest expense on our lease obligations, net of interest income earned.

7.            CAPITAL STOCK

SVS Repurchase Plans:
In recent years, we have repurchased SVS in the open market, or as otherwise permitted, for cancellation through normal course issuer bids (NCIBs), which allow us to repurchase a limited number of SVS during a specified period. The maximum number of SVS we are permitted to repurchase for cancellation under each NCIB is reduced by the number of SVS we arrange to be purchased by any non-independent broker in the open market during the term of such NCIB to satisfy delivery obligations under our SBC plans. We from time-to-time enter into automatic share purchase plans (ASPPs) with a broker, instructing the broker to purchase our SVS in the open market on our behalf, either for cancellation under an NCIB (NCIB ASPPs) or for delivery obligations under our SBC plans (SBC ASPPs), including during any applicable trading blackout periods, up to specified maximums (and subject to certain pricing and other conditions) through the term of each ASPP.

On December 8, 2022, the TSX accepted our notice to launch an NCIB (2022 NCIB), which allowed us to repurchase, at our discretion, from December 13, 2022 until the earlier of December 12, 2023 or the completion of purchases thereunder, up to approximately 8.8 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. One NCIB ASPP (which has since expired) was in effect during Q1 2023. At March 31, 2023, we recorded an accrual of $5.0 (March 2023 NCIB Accrual), representing the contractual maximum spend for SVS repurchases for cancellation under an NCIB ASPP executed in February 2023.

On December 12, 2023, the TSX accepted our notice to launch a new NCIB (2023 NCIB), which allows us to repurchase, at our discretion, from December 14, 2023 until the earlier of December 13, 2024 or the completion of purchases thereunder, up to approximately 11.8 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. At March 31, 2024, approximately 11.3 million SVS remained available for repurchase under the 2023 NCIB either for cancellation or SBC delivery purposes. At December 31, 2023, we recorded an accrual of: (i) $2.7, representing the estimated contractual maximum quantity of permitted SVS repurchases (Contractual Maximum Quantity) (0.1 million SVS) under an NCIB ASPP we entered into in December 2023; and (ii) $7.5, representing the estimated Contractual Maximum Quantity (0.3 million SVS) under an SBC ASPP we entered into in September 2023, each of which were reversed in Q1 2024. One NCIB ASPP and two SBC ASPPs were in effect during Q1 2024, all of which have since expired, and no ASPP accruals were recorded at March 31, 2024.

SVS repurchased in Q1 2024 and Q1 2023 for cancellation and for SBC plan delivery obligations (including under ASPPs) are set forth in the chart below.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
SVS repurchases:

	Three months ended March 31
	2023	2024
Aggregate cost(1) of SVS repurchased for cancellation(2)	$10.6	$16.5
Number of SVS repurchased for cancellation (in millions)(3)	0.8	0.5
Weighted average price per share for repurchases	$13.12	$35.96
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)	$—	$101.6
Number of SVS repurchased for delivery under SBC plans (in millions)(4)	—	2.8
(1)Includes transaction fees.
(2)For Q1 2023, excludes the $5.0 March 2023 NCIB Accrual.
(3)For Q1 2024 and Q1 2023, includes 0.5 million and 0.4 million SVS, respectively, purchased for cancellation under NCIB ASPPs.
(4)For Q1 2024, consists entirely of SBC ASPP purchases through an independent broker.

SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. At March 31, 2024, the broker held 2.9 million SVS with a value of $95.0 (December 31, 2023 — 3.3 million SVS with a value of $72.6) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 3.2 million SVS held by the broker (including additional SVS purchased during Q1 2024) to settle SBC awards during Q1 2024.

We grant restricted share units (RSUs) and performance share units (PSUs), and occasionally, stock options, to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. Stock options generally vest 25% per year over a four-year period. The number of outstanding PSUs that will actually vest varies from 0% to 200% of a target amount granted. For PSUs granted in 2021 and 2022, the number of PSUs that vested (or will vest) are based on the level of achievement of a pre-determined non-market performance measurement in the final year of the relevant three-year performance period, subject to modification by each of a separate pre-determined non-market financial target, and our relative total shareholder return (TSR), a market performance condition, compared to a pre-defined group of companies, in each case over the relevant three-year performance period. Commencing in 2023, the number of PSUs that will vest are based on the level of achievement of a different predetermined non-market performance measurement, subject to modification by our relative TSR compared to a pre-defined group of companies, in each case over the relevant three-year performance period. We also grant deferred share units (DSUs) and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan. See note 2(l) to the 2023 AFS for further detail.

Information regarding RSU, PSU and DSU grants to employees and directors, as applicable, for the periods indicated is set forth below (no stock options were granted in the periods below):

	Three months ended March 31
	2023	2024
RSUs Granted:
Number of awards (in millions)	1.8	0.7
Weighted average grant date fair value per unit	$12.75	$36.37

PSUs Granted:
Number of awards (in millions, representing 100% of target)	1.3	0.5
Weighted average grant date fair value per unit	$15.01	$43.34

DSUs Granted:
Number of awards (in millions)	0.03	0.01
Weighted average grant date fair value per unit	$12.90	$43.75

In Q1 2023, we settled a portion of RSUs and PSUs that vested during Q1 2023 with a cash payment of $49.8. In Q1 2024, we made a cash payment of $69.0 for withholding taxes in connection with the RSUs and PSUs that vested during Q1 2024.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
In Q1 2024, our Chief Executive Officer exercised 0.3 million stock options with an exercise price per option of $17.52 Canadian dollars.
We use the TRS Agreement to manage cash flow requirements and our exposure to fluctuations in the share price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. See note 10 for further detail.

Information regarding employee and director SBC expense and TRS fair value adjustments (TRS FVAs) for the periods indicated is set forth below:

	Three months ended March 31
	2023	2024
Employee SBC expense in cost of sales	$8.5	$8.9
Employee SBC expense in SG&A	13.5	13.8
Total employee SBC expense	$22.0	$22.7

TRS FVAs: losses (gains) in cost of sales	$0.1	$(12.8)
TRS FVAs: losses (gains) in SG&A	0.1	(18.7)
Total TRS FVAs: losses (gains)	$0.2	$(31.5)

Combined effect of employee SBC expense and TRS FVAs: expenses (recoveries)	$22.2	$(8.8)

Director SBC expense in SG&A(1)	$0.6	$0.6
(1) Expense consists of director compensation to be settled with SVS, or SVS and cash.

8.             OTHER CHARGES, NET OF RECOVERIES

	Three months ended March 31
	2023	2024
Restructuring charges (a)	$4.3	$5.1
Acquisition Costs (b)	0.3	1.0
Other recoveries (c)	—	(1.3)
	$4.6	$4.8
(a)    Restructuring:

Our restructuring activities for Q1 2024 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

We recorded cash restructuring charges of $4.4 in Q1 2024, primarily for employee termination costs. We recorded $0.7 in non-cash restructuring charges in Q1 2024, consisting primarily of accelerated depreciation of equipment related to disengaging programs. At March 31, 2024, our restructuring provision was $4.6 (December 31, 2023 — $3.6), which we recorded in the current portion of provisions on our consolidated balance sheet.

In Q1 2023, we recorded cash restructuring charges of $4.3, primarily for employee termination costs, and nil non-cash restructuring charges.

(b)    Acquisition Costs:

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).

We recorded Acquisition Costs of $1.0 in Q1 2024 related to potential acquisitions (Q1 2023 — $0.3).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
(c)    Other recoveries

Other recoveries in Q1 2024 consisted of legal recoveries in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff.

9.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
Our Q1 2024 net income tax expense of $13.9 was favorably impacted by $5.6 in reversals of tax uncertainties relating to one of our Asian subsidiaries, largely offset by a $4.5 tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings (Repatriation Expense) from certain of our Asian subsidiaries. Taxable foreign exchange impacts were not significant in Q1 2024.

Our Q1 2023 net income tax expense of $13.0 was favorably impacted by $5.5 in reversals of tax uncertainties in one of our Asian subsidiaries, partially offset by a $1.3 Repatriation Expense from certain of our Chinese subsidiaries. Taxable foreign exchange impacts were not significant in Q1 2023.

10.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives used for hedging purposes.

Equity price risk:

We are party to the TRS Agreement with a third-party bank with respect to an original notional amount of 3.0 million of our SVS (Original Notional Amount) to manage our cash flow requirements and exposure to fluctuations in the price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. The counterparty under the TRS Agreement is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in the TRS Agreement) over the agreement’s term, in exchange for periodic payments made by us based on the counterparty’s SVS purchase costs and SOFR plus a specified margin. Similarly, if the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. The change in value of the TRS is determined by comparing the average amount realized by the counterparty upon the disposition of purchased SVS to the average amount paid for such SVS. By the end of Q1 2023, the counterparty had acquired the entire Original Notional Amount at a weighted average price of $12.73 per share. The TRS Agreement provides for automatic annual one-year extensions (subject to specified conditions), and may be terminated (in whole or in part) by either party at any time. In each of September 2023 and February 2024, we terminated a portion of the TRS Agreement by reducing the Original Notional Amount by 0.5 million SVS and 1.25 million SVS, respectively, and received $5.0 and $32.3, respectively, from the counterparty in connection therewith, which we recorded in cash provided by financing activities in our consolidated statement of cash flows. The TRS does not qualify for hedge accounting. As of March 31, 2024, the fair value of the TRS Agreement was an unrealized gain of $39.8 (December 31, 2023 — an unrealized gain of $40.6), which we recorded in other current assets on our consolidated balance sheet. TRS FVAs

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
(representing the change of fair value of TRS) are recognized in our consolidated statement of operations each quarter. See note 7 for TRS FVAs in Q1 2024 and Q1 2023.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates (see note 6). In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest for a portion of the borrowings under our Term Loans. At March 31, 2024, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in June 2024 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the Initial Swaps and continue through December 2025; (iii) interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings under the Incremental Term Loan that expire in December 2025 (Incremental Swaps); and (iv) interest rate swaps hedging the interest rate risk associated with an additional $130.0 of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). The option to cancel up to $50.0 of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025 was terminated in January 2024.
At March 31, 2024, the interest rate risk related to $302.3 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($180.4 under the Initial Term Loan and $93.9 under the Incremental Term Loan), and $28.0 outstanding (in addition to ordinary course L/Cs) under the Revolver. See note 6.

At March 31, 2024, the fair value of our interest rate swap agreements was an unrealized gain of $14.2 (December 31, 2023 — an unrealized gain of $13.2), which we recorded in other current assets and other non-current assets on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in other comprehensive income (loss) (OCI). The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations when the hedged interest expense is recognized.

We amended our Credit Facility in June 2023 to replace LIBOR with Adjusted Term SOFR. See note 6. In June 2023, all of our interest rate swap agreements were similarly amended. None of these amendments (individually or in the aggregate) had a significant impact on our consolidated financial statements. We continue to apply hedge accounting to our interest rate swaps.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at March 31, 2024 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at March 31, 2024.

	Canadian dollar	Euro	Thai baht	Mexican peso
Cash and cash equivalents	$5.7	$9.3	$1.0	$1.3
Accounts receivable	0.3	46.7	0.1	—
Income taxes and value-added taxes receivable	12.9	0.3	5.4	68.3
Other financial assets	—	8.0	0.4	1.0
Pension and non-pension post-employment liabilities	(51.9)	(0.7)	(19.9)	(4.9)
Income taxes and value-added taxes payable	(18.3)	(2.3)	—	(11.6)
Accounts payable and certain accrued and other liabilities and provisions	(44.5)	(39.5)	(30.3)	(16.1)
Net financial assets (liabilities)	$(95.8)	$21.8	$(43.3)	$38.0

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge the exposures of our monetary assets and liabilities denominated in foreign currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.

At March 31, 2024, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (1)	Maximum period in months	Fair value gain (loss)
Canadian dollar	$221.7	$0.74	13	$(2.9)
Thai baht	141.3	0.03	12	(6.2)
Malaysian ringgit	93.6	0.22	12	(1.7)
Mexican peso	124.5	0.06	12	2.7
British pound	3.6	1.27	4	—
Chinese renminbi	30.5	0.14	12	(0.5)
Euro	41.7	1.09	12	1.1
Romanian leu	39.5	0.22	12	(0.2)
Singapore dollar	21.4	0.75	12	(0.2)
Japanese yen	5.7	0.0068	4	0.3
Korean won	3.3	0.0008	4	0.1
Total	$726.8			$(7.5)

Fair values of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting				(2.8)
Fair values of outstanding foreign currency forward and swap contracts related to economic hedges where we record the changes in the fair values of such contracts through our consolidated statement of operations				(4.7)
				$(7.5)
(1)Represents the U.S. dollar equivalent (not in millions) of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at March 31, 2024.
At March 31, 2024, the aggregate fair value of our outstanding contracts was a net unrealized loss of $7.5 (December 31, 2023 — net unrealized gain of $6.5), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. At March 31, 2024, we recorded $7.1 of derivative assets in other current assets and an aggregate of $14.6 of derivative liabilities in other current liabilities and other non-current liabilities (December 31, 2023 — $15.8 of derivative assets in other current assets and $9.3 of derivative liabilities in other current liabilities).

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance in 2023 or Q1 2024. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans, or the counterparty to our TRS Agreement, defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy. No significant adjustments were made to our allowance for doubtful accounts during Q1 2024 in connection with our ongoing credit risk assessments.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
described in notes 4 and 6. We believe that cash flow from operating activities, together with cash on hand, cash from accepted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities, are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. As our A/R sales program and SFPs are each uncommitted, however, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell.

11.         COMMITMENTS AND CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Taxes and Other Matters:

In 2021, the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 at Q1 2024 period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

Acquisition Agreement:

In April 2024, we entered into a definitive agreement to acquire NCS Global Services LLC, a US-based IT infrastructure and asset management business, for $36 (and a possible earnout payment should certain post-closing financial conditions be met). The transaction is expected to close in May 2024 or earlier, subject to satisfaction of customary closing conditions.

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